INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

July 23, 2025

Ms. Mindy Rotter, Esq., CPA

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-287935)

Dear Ms. Rotter and Ms. Im-Tang:

This letter summarizes the additional comment provided to me by Ms. Im-Tang of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on July 23, 2025, on the Registrant’s pre-effective amendment to the registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the  LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF and LeaderShares® Dynamic Yield ETF (each, a “Target Fund” and together, the “Target Funds”), each a series of Two Roads Shared Trust, into the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF and LeaderShares® Dynamic Yield ETF (each, an “Acquiring Fund” and together, the “Acquiring Funds”), respectively, each a new series of the Registrant. This combined proxy statement/prospectus is referred to below as the “Proxy Statement.” The Target Funds and the Acquiring Funds are collectively referred to herein as the “Funds.”

The response to the comment is included below and will be incorporated into a pre-effective amendment to the Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

1.	Under “Terms of the Reorganization” please define the term “Closing” as it has not been previously defined in the Registration Statement.

Response: The Registrant has revised the sentence as follows:

Until the closing date of the Reorganization (the “Closing”), shareholders of the Target Funds will continue to be able to sell their shares at the market price on the New York Stock Exchange (the “Exchange”).

* * * * *

The Registrant believes that it has fully responded to the comment. If, however, you have any further questions or required further clarification of the response, please contact me at (626) 385-5777. The Registrant intends to file the Amendment on July 23, 2025, and seek acceleration of the Amendment to July 24, 2025.

/s/ Diane J. Drake
Diane J. Drake
Secretary

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